EXHIBIT 7

Western Services Engineering, Inc.

               20 Bolton Court                                                                                 Telephone: 1 [925] 964-9139

     Danville, California 94506                                                                                  Facsimile: 1 [925] 964-1509

February 3, 2005

Meridian Gold, Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511

Re: Consent Of Western Services Engineering, Inc.
        Esquel Resource And Reserve Statement

Sir/Madam:

We consent to the incorporation by reference herein of references to our “Technical Report” dated March 31, 2003 that was compiled for Meridian.

Also attached is the certificate of the author for the report regarding the Esquel Gold Project, Argentina.

Sincerely,
Western Services Engineering, Inc.

/s/ Robin J. Young

Mr. Robin J. Young
Chief Executive Officer

Attachment: Certificate of Author

CERTIFICATE OF AUTHOR
Robin J. Young
Professional Geologist
20 Bolton Court
Danville, California 94506
Tel (925) 964-9139
Fax: (925) 964-1509
E-Mail: rjyoungwse@aol.com

I, Robin J. Young, Professional Geologist, am employed by Western Services Engineering, Inc. and reside at 20 Bolton Court in the city of Danville, California.

I am a professionally licensed in the State of Utah as a Professional Geologist (License Number 5270034-2250). I graduated from the South Dakota School of Mines and Technology with a Bachelor of Science in Geological Engineering in 1976.

I have continuously practiced my profession since 1976 and have been involved in mineral exploration, employed as a Mining Engineer, and worked as a geological engineer responsible for geological assessment, ore control, resource modeling, reserve modeling, mine planning, project evaluation, development and construction, and operational management. I have experience in base metals, industrial mineral, precious metals, and energy fuel projects located both within the United States of America, throughout the countries of the Former Soviet Union, Africa, South America, Australia and Asia.

Based on my experience and professional license, I am a Qualified Person as defined in the Canadian NP 43-101.

I am the Chief Executive Officer of Western Services Engineering, Inc. and have been since 1991. This company is a consulting geological and mining engineering organization for which I am solely responsible for all completed work.

In November 2002 and January 2003, I visited the Esquel Project for a combined total of 24 days. The purpose of the trips were to review the geological data in sufficient detail to independently support the data included in the estimation of the in situ geological resource estimate as well as audit the resource and reserve estimation procedures implemented by the mining staff. There was no update to the resource or reserve statements as of February 1, 2005.

I am not aware of any material fact or change regarding the estimation of the resources and reserves using the design set forth with the Technical Report that is not reflected in the report and that the omission to disclose would make this report misleading.

I am independent of Meridian Gold Inc in accordance with the application of Sections 1.5 of National Instrument 43-101.